P.E. 2/12/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02014511

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 12, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F x ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ______ No X ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	News Release dated February 8, 2002 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated February 12, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

ONCOLYTICS
BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Completes REOLYSIN® Intravenous Toxicology Studies

CALGARY, Alberta, February 8, 2002 -- Oncolytics Biotech Inc. (TSE: ONC: NASDAQ: ONCY) ('Oncolytics') has successfully completed eight formal toxicology studies of REOLYSIN®, the Company's proprietary reovirus formulation developed as a potential cancer therapeutic.

"We believe that this animal data correlates well with the human safety data from our recently completed Phase I clinical trial," said Dr. Matthew Coffey, Vice President, Product Development of Oncolytics Biotech. "These studies support our plans to start human trials in which REOLYSIN® will be administered systemically."

The most recent completed study involved daily intravenous injections of REOLYSIN® for 28 consecutive days in a non-tumour bearing canine model. The total cumulative amount of virus injected per animal at the highest dose was more than one hundred times the highest dose used in the recently completed Phase I human clinical trial. All studies demonstrated that there was no significant product-related toxicity as a result of the administration of the reovirus, regardless of the route of administration or the dose level.

All of the safety studies were conducted in accordance with good laboratory practice (GLP) guidelines. The safety studies involved three different routes of administration: subcutaneous, intravenous and intracerebral (into the brain). The dosing regimens that have been used range from single injections to daily injections for twenty-eight consecutive days.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Interim Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, the belief that the Ras pathway has broad potential in the treatment of many cancers; and the Company's belief as to the safety of REOLYSIN®, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the correlation of animal data with human data, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Matthew Coffey	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com